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Dyckerhoff AG and Lone Star Industries, Inc. Announce Merger Agreement

WIESBADEN, Germany --Sept. 2, 1999--Dyckerhoff AG (Frankfurt and Luxemburg
Exchanges: DYK) and Lone Star Industries, Inc. (NYSE: LCE) announced today that they have entered into a definitive merger agreement providing for the acquisition of Lone Star Industries by Dyckerhoff.

Under the merger agreement, Dyckerhoff will on September 3, 1999 commence an all-cash tender offer for all of Lone Star's outstanding common stock at a price of $50 per share and for all of Lone Star's outstanding warrants (each to purchase two shares of common stock) at a price of $81.25 per warrant. Following successful completion of the tender offer, Dyckerhoff will acquire for the same cash price any shares of common stock that are not tendered by means of a merger of Lone Star with a wholly owned subsidiary of Dyckerhoff. The per share offer price represents almost a 45 percent premium to the September 1, 1999 closing price for Lone Star common stock and the total purchase price will be approximately $1.2 billion, including debt assumed. In connection with the merger agreement, certain executives of Lone Star have agreed to tender their shares in the offer.

Lone Star's Board of Directors has approved the transaction unanimously and has recommended acceptance by the Lone Star stockholders. David W. Wallace, Chairman of the Board of Lone Star, stated, "We believe this merger is in the best interests of all those connected to Lone Star. Our shareholders will receive a substantial premium to the current market value of their stock, and our customers, suppliers and employees will benefit from the combined resources of the two companies. We are also pleased that realizing the benefits of this merger will result in minimal dislocations in our operations."

Peter Rohde, Chairman of the Board of Management of Dyckerhoff, said, "We are excited about the combination of Lone Star with Dyckerhoff, and we believe this transaction will help us achieve excellent geographic balance, diversifying the Company's business from its heavy emphasis on Europe. Furthermore, it establishes critical mass in the important North American market, and provides a strong platform for future growth. These benefits, combined with the excellent stand-alone operating performance of Lone Star and the high quality of its employees, should provide both immediate and longer term value to our shareholders." The tender offer is conditioned upon, among other things, there being tendered and not withdrawn prior to the expiration date of the offer at least a majority of the outstanding Lone Star shares on a fully diluted basis, and on the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The offer will expire on October 1, 1999, unless further extended.

Morgan Stanley Dean Witter is acting as financial advisor to Dyckerhoff and dealer manager in the transaction and Dresdner Kleinwort Benson is acting as co-financial advisor. Dechert Price &
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Rhoads is acting as legal counsel to Dyckerhoff. Merrill Lynch & Co. is acting as financial advisor and Proskauer, Rose LLC is acting as legal counsel to Lone Star.

Lone Star is a producer of cement and ready-mixed concrete.

Dyckerhoff is one of the leading cement and building materials companies in Europe with sales volume in excess of $2.2 billion. In the U.S., Dyckerhoff has a 50 percent share in Glens Falls Lehigh Cement Company servicing the northeastern part of the U.S.

Contact:

  Dyckerhoff Contact:
  Morgan Stanley Dean Witter
  Gregory Munsell, 212/761-4747